UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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02038131

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Chase Mortgage Finance Corporation
Exact name of registrant as specified in charter

0000830379
Registrant CIK Number

Current Report of Form 8-K FOR 5-29-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-20484 ~~333-76801~~
SEC file number, if available

RECD S.E.C.
MAY 29 2002
1086

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey May 28, 2002

Chase Mortgage Finance Corporation
(Registrant)

By: [signature]
(Name and Title)
Eileen Lindblom
Vice President

PROCESSED
MAY 31 2002
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

SEC 2082 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 20, 2002

Chase Mortgage Finance Corporation
(Exact name of registrant as specified in its charter)

Delaware	333-76801	52-1495132
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

343 Thornall Street, Edison, New Jersey	08837
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (732) 205-0600

Not applicable
(Former name or former address, if changed since last report.)

ITEM 5. Other Events

Attached as an exhibit are the Computational Materials (as defined in the no-action letter dated May 20, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder, Peabody & Co. Incorporated and Kidder Structured Asset Corporation) prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated which are hereby filed pursuant to such letter.

ITEM 7. Financial Statements and Exhibits

(c) Exhibits

Item 601(a) of Regulation S-K Exhibit No.	Description
(99)	Computational Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-S7.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHASE MORTGAGE FINANCE CORPORATION

May 28, 2002

By: Eileen Lindblom
Vice President

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(99)	Computational Materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with Chase Mortgage Finance Corporation, Multi-Class Mortgage Pass-Through Certificates, Series 2002-S7.	(P)

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CHASE 02-S7
30yr Fixed Rate Collateral
Group I

Collateral Type:	30yr Fixed Rate	
Pass-Through Coupon:	6.50%	
Aggregate Principal Balance:	$175,000,000	+/- 5%
Average Loan Balance:	$499,000 Approx.	
Approx. Gross WAC:	7.00%	+/- 10bps
WAM:	358 +/- 2	
WA LTV:	68% Approx.	
Single Family (including PUDS)	88% Approx.	
Geographic:	26% Cal.	30 Max.
Cash-Out Refi.:	23% Approx.	
Avg. FICO:	722 Approx	
Rating/Subordination:	AAA/ 2.70% Cross-collateralized	+/- 50bps
Settlement:	May 30, 2002	
Whole Loan Desk	AAA - Dan Lonski Kerry Grogan	- 449-5326

March 25, 2002 11:23AM
Settlement: May 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CHASE_02S7A_SN Class 1A1
Current Balance: $30,500,000.00 Current Coupon: 6.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		150 PSA		225 PSA		275 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
97-05	6.898	7.84	6.922	7.28	6.949	6.73	6.964	6.48	6.970	6.37	6.965	6.46	7.002	5.87	7.175	4.14
97-07	6.890		6.913		6.940		6.954		6.960		6.955		6.991		7.160	
97-09	6.882		6.904		6.930		6.944		6.950		6.945		6.980		7.144	
97-11	6.873		6.895		6.921		6.934		6.940		6.935		6.970		7.129	
97-13	6.865	7.85	6.887	7.29	6.911	6.74	6.924	6.48	6.930	6.37	6.925	6.46	6.959	5.88	7.114	4.14
97-15	6.857		6.878		6.902		6.914		6.920		6.915		6.948		7.098	
97-17	6.849		6.869		6.892		6.905		6.910		6.905		6.937		7.083	
97-19	6.841		6.860		6.883		6.895		6.900		6.895		6.926		7.067	
97-21	6.833	7.86	6.852	7.30	6.873	6.74	6.885	6.49	6.890	6.38	6.886	6.47	6.915	5.88	7.052	4.15
97-23	6.825		6.843		6.864		6.875		6.880		6.876		6.904		7.037	
97-25	6.817		6.834		6.855		6.865		6.870		6.866		6.894		7.021	
97-27	6.809		6.826		6.845		6.855		6.860		6.856		6.883		7.006	
97-29	6.801	7.87	6.817	7.31	6.836	6.75	6.846	6.49	6.850	6.38	6.846	6.47	6.872	5.89	6.991	4.15
97-31	6.792		6.808		6.826		6.836		6.840		6.836		6.861		6.976	
98-01	6.784		6.800		6.817		6.826		6.830		6.827		6.850		6.960	
98-03	6.776		6.791		6.808		6.816		6.820		6.817		6.840		6.945	
98-05	6.768	7.88	6.782	7.31	6.798	6.76	6.807	6.50	6.810	6.39	6.807	6.48	6.829	5.89	6.930	4.15
98-07	6.760		6.774		6.789		6.797		6.800		6.797		6.818		6.914	
98-09	6.752		6.765		6.779		6.787		6.790		6.788		6.807		6.899	
98-11	6.744		6.756		6.770		6.777		6.781		6.778		6.797		6.884	
98-13	6.736	7.88	6.748	7.32	6.761	6.76	6.768	6.50	6.771	6.39	6.768	6.48	6.786	5.90	6.869	4.16
98-15	6.728		6.739		6.751		6.758		6.761		6.758		6.775		6.854	
98-17	6.720		6.730		6.742		6.748		6.751		6.749		6.765		6.838	
WAL	12.113		10.737		9.508		8.979		8.766		9.039		7.958		5.080	
1st Prin	06/25/07		06/25/07		06/25/07		06/25/07		06/25/07		06/25/07		06/25/07		03/25/06	
Mat.	12/25/21		04/25/19		07/25/16		05/25/15		11/25/14		11/25/18		03/25/32		03/25/32	

March 25, 2002 11:24AM
Settlement: May 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for CHASE_02S7A_SN Class 1A3
Current Balance: $11,553,900.00 Current Coupon: 6.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		150 PSA		225 PSA		275 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
84-10	7.359	21.39	7.465	18.77	7.665	15.25	7.844	13.05	7.959	11.93	8.968	6.83	10.042	4.75	11.502	3.33
84-12	7.355		7.462		7.660		7.838		7.953		8.958		10.026		11.479	
84-14	7.352		7.458		7.655		7.832		7.946		8.947		10.011		11.457	
84-16	7.349		7.454		7.651		7.827		7.940		8.936		9.995		11.435	
84-18	7.345	21.39	7.450	18.77	7.646	15.26	7.821	13.06	7.934	11.93	8.925	6.83	9.980	4.75	11.413	3.33
84-20	7.342		7.446		7.641		7.815		7.928		8.915		9.964		11.391	
84-22	7.338		7.442		7.636		7.810		7.922		8.904		9.949		11.369	
84-24	7.335		7.438		7.631		7.804		7.916		8.893		9.934		11.347	
84-26	7.331	21.40	7.434	18.77	7.627	15.26	7.799	13.06	7.909	11.94	8.882	6.84	9.918	4.75	11.325	3.33
84-28	7.328		7.430		7.622		7.793		7.903		8.872		9.903		11.303	
84-30	7.325		7.426		7.617		7.787		7.897		8.861		9.887		11.281	
85-00	7.321		7.422		7.612		7.782		7.891		8.850		9.872		11.259	
85-02	7.318	21.40	7.419	18.78	7.607	15.26	7.776	13.06	7.885	11.94	8.840	6.84	9.857	4.75	11.237	3.33
85-04	7.314		7.415		7.603		7.771		7.879		8.829		9.841		11.215	
85-06	7.311		7.411		7.598		7.765		7.873		8.818		9.826		11.193	
85-08	7.308		7.407		7.593		7.759		7.867		8.808		9.810		11.171	
85-10	7.304	21.40	7.403	18.78	7.588	15.27	7.754	13.07	7.861	11.95	8.797	6.84	9.795	4.75	11.149	3.33
85-12	7.301		7.399		7.584		7.748		7.854		8.786		9.780		11.128	
85-14	7.297		7.395		7.579		7.743		7.848		8.776		9.765		11.106	
85-16	7.294		7.391		7.574		7.737		7.842		8.765		9.749		11.084	
85-18	7.291	21.40	7.388	18.78	7.569	15.27	7.732	13.07	7.836	11.95	8.754	6.85	9.734	4.75	11.062	3.33
85-20	7.287		7.384		7.565		7.726		7.830		8.744		9.719		11.040	
85-22	7.284		7.380		7.560		7.720		7.824		8.733		9.703		11.019	
WAL	23.471		21.006		17.545		15.481		14.307		7.826		5.003		3.523	
1st Prin	01/25/20		03/25/17		06/25/13		12/25/10		01/25/10		11/25/07		11/25/06		08/25/05	
Mat.	03/25/32		03/25/32		03/25/32		03/25/32		03/25/32		03/25/32		02/25/08		03/25/06	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

May 20, 2002 01:51PM
Settlement: May 30, 2002
Last Payment: None

PRICE/YIELD TO MATURITY Table for C02S7A Class 1A5
Current Balance: $10,196,004.00 Current Coupon: 6.5%

Merrill Lynch & Company
HyperStruct
Next Payment: June 25, 2002

No default scenario exists

Scenario Assumption

	100 PSA		150 PSA		225 PSA		275 PSA		300 PSA		400 PSA		500 PSA		750 PSA	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
98-15	6.705	9.45	6.723	8.22	6.762	6.35	6.794	5.35	6.810	4.98	6.866	3.97	6.912	3.40	7.013	2.59
98-17	6.698		6.715		6.752		6.783		6.797		6.851		6.894		6.989	
98-19	6.692		6.707		6.742		6.771		6.785		6.835		6.875		6.965	
98-21	6.685		6.700		6.732		6.759		6.772		6.819		6.857		6.940	
98-23	6.678	9.46	6.692	8.23	6.722	6.36	6.747	5.36	6.759	4.98	6.803	3.97	6.838	3.41	6.916	2.60
98-25	6.672		6.684		6.712		6.736		6.747		6.787		6.820		6.892	
98-27	6.665		6.677		6.703		6.724		6.734		6.771		6.801		6.868	
98-29	6.658		6.669		6.693		6.712		6.721		6.755		6.783		6.843	
98-31	6.652	9.47	6.661	8.23	6.683	6.36	6.700	5.36	6.709	4.98	6.739	3.97	6.764	3.41	6.819	2.60
99-01	6.645		6.654		6.673		6.689		6.696		6.724		6.746		6.795	
99-03	6.639		6.646		6.663		6.677		6.684		6.708		6.727		6.771	
99-05	6.632		6.638		6.653		6.665		6.671		6.692		6.709		6.747	
99-07	6.625	9.48	6.631	8.24	6.643	6.36	6.654	5.36	6.658	4.98	6.676	3.97	6.691	3.41	6.723	2.60
99-09	6.619		6.623		6.633		6.642		6.646		6.660		6.672		6.698	
99-11	6.612		6.616		6.624		6.630		6.633		6.645		6.654		6.674	
99-13	6.606		6.608		6.614		6.619		6.621		6.629		6.636		6.650	
99-15	6.599	9.49	6.601	8.25	6.604	6.37	6.607	5.37	6.608	4.99	6.613	3.97	6.617	3.41	6.626	2.60
99-17	6.592		6.593		6.594		6.595		6.596		6.598		6.599		6.602	
99-19	6.586		6.585		6.584		6.584		6.583		6.582		6.581		6.578	
99-21	6.579		6.578		6.575		6.572		6.571		6.566		6.562		6.554	
99-23	6.573	9.50	6.570	8.25	6.565	6.37	6.560	5.37	6.558	4.99	6.550	3.98	6.544	3.41	6.530	2.60
99-25	6.566		6.563		6.555		6.549		6.546		6.535		6.526		6.506	
99-27	6.560		6.555		6.545		6.537		6.533		6.519		6.508		6.482	
WAL	15.570		12.421		8.604		6.876		6.272		4.768		3.997		2.947	
1st Prin	11/25/15		07/25/12		04/25/09		02/25/08		08/25/07		08/25/06		12/25/05		01/25/05	
Mat.	01/25/20		03/25/17		06/25/13		12/25/10		01/25/10		11/25/07		11/25/06		08/25/05	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

Decrement Table for C02S7A
Outstanding Balance as a Percentage of Face Amount

No default scenario exists

Date	1A1 PSA Prepayment Assumption 0%	100%	200%	300%	400%	500%	B PSA Prepayment Assumption 0%	100%	200%	300%	400%	500%	1A4 PSA Prepayment Assumption 0%	100%	200%	300%	400%	500%	1A5 PSA Prepayment Assumption 0%	100%	200%	300%	400%	500%
May 30, 2002	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
May 25, 2003	100	100	100	100	100	100	99	99	99	99	99	99	98	95	92	89	87	84	100	100	100	100	100	100
May 25, 2004	100	100	100	100	100	100	98	98	98	98	98	98	95	86	77	68	59	51	100	100	100	100	100	100
May 25, 2005	100	100	100	100	100	100	97	97	97	97	97	97	92	74	58	42	28	15	100	100	100	100	100	100
May 25, 2006	100	100	100	100	100	100	95	95	95	95	95	95	89	63	41	21	4	0	100	100	100	100	100	45
May 25, 2007	100	100	100	100	100	100	94	94	94	94	94	94	86	53	25	3	0	0	100	100	100	100	26	0
May 25, 2008	98	95	93	90	87	80	93	91	89	87	85	83	84	44	14	0	0	0	100	100	100	58	0	0
May 25, 2009	96	90	84	78	73	53	91	87	83	79	75	71	81	37	5	0	0	0	100	100	100	16	0	0
May 25, 2010	93	83	73	63	59	35	89	82	76	69	63	56	78	30	0	0	0	0	100	100	89	0	0	0
May 25, 2011	90	75	60	46	45	24	88	77	67	58	49	42	74	23	0	0	0	0	100	100	62	0	0	0
May 25, 2012	87	65	46	29	32	16	86	71	58	46	37	28	71	18	0	0	0	0	100	100	42	0	0	0
May 25, 2013	84	57	34	15	22	11	84	65	49	37	27	19	67	13	0	0	0	0	100	100	22	0	0	0
May 25, 2014	81	48	23	4	15	8	81	59	42	30	20	13	63	7	0	0	0	0	100	100	4	0	0	0
May 25, 2015	78	41	14	0	10	5	79	54	36	24	15	9	58	2	0	0	0	0	100	100	0	0	0	0
May 25, 2016	74	34	6	0	6	3	76	49	31	19	11	6	54	0	0	0	0	0	100	87	0	0	0	0
May 25, 2017	70	27	0	0	3	2	74	45	26	15	8	4	49	0	0	0	0	0	100	63	0	0	0	0
May 25, 2018	65	20	0	0	1	2	71	40	22	12	6	3	43	0	0	0	0	0	100	39	0	0	0	0
May 25, 2019	61	14	0	0	0	1	68	36	19	9	4	2	38	0	0	0	0	0	100	15	0	0	0	0
May 25, 2020	56	8	0	0	0	1	64	32	16	7	3	1	31	0	0	0	0	0	100	0	0	0	0	0
May 25, 2021	50	3	0	0	0	0	61	29	13	5	2	1	25	0	0	0	0	0	100	0	0	0	0	0
May 25, 2022	45	0	0	0	0	0	57	25	11	4	2	1	18	0	0	0	0	0	100	0	0	0	0	0
May 25, 2023	38	0	0	0	0	0	53	22	9	3	1	0	10	0	0	0	0	0	100	0	0	0	0	0
May 25, 2024	32	0	0	0	0	0	48	19	7	2	1	0	2	0	0	0	0	0	100	0	0	0	0	0
May 25, 2025	25	0	0	0	0	0	43	16	6	2	1	0	0	0	0	0	0	0	69	0	0	0	0	0
May 25, 2026	17	0	0	0	0	0	38	13	4	1	0	0	0	0	0	0	0	0	23	0	0	0	0	0
May 25, 2027	9	0	0	0	0	0	33	11	3	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0
May 25, 2028	0	0	0	0	0	0	27	8	2	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0
May 25, 2029	0	0	0	0	0	0	20	6	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
May 25, 2030	0	0	0	0	0	0	14	4	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
May 25, 2031	0	0	0	0	0	0	6	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
May 25, 2032	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weighted Average Life (yrs)	18.02	12.11	9.84	8.77	9.04	7.96	19.78	14.79	12.06	10.46	9.44	8.74	13.59	5.98	3.64	2.76	2.30	2.01	23.44	15.57	9.74	6.27	4.77	4.00

March 26, 2002 10:27AM
Settlement: May 30, 2002

Decrement Table for CHASE_02S7A_SN
Outstanding Balance as a Percentage of Face Amount

Merrill Lynch & Company
First Payment: June 25, 2002

No default scenario exists

Date	1A1 PSA Prepayment Assumption 0%	100%	275%	400%	500%	B PSA Prepayment Assumption 0%	100%	275%	400%	500%	1A2 PSA Prepayment Assumption 0%	100%	275%	400%	500%	1A3 PSA Prepayment Assumption 0%	100%	275%	400%	500%
May 30, 2002	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
May 25, 2003	100	100	100	100	100	99	99	99	99	99	98	96	92	89	86	107	107	107	107	107
May 25, 2004	100	100	100	100	100	98	98	98	98	98	96	88	75	66	59	114	114	114	114	114
May 25, 2005	100	100	100	100	100	97	97	97	97	97	94	79	55	40	29	121	121	121	121	121
May 25, 2006	100	100	100	100	100	95	95	95	95	95	91	70	38	20	8	130	130	130	130	130
May 25, 2007	100	100	100	100	100	94	94	94	94	94	89	61	24	4	0	138	138	138	138	55
May 25, 2008	98	95	91	87	80	93	91	88	85	83	86	54	14	0	0	148	148	148	101	0
May 25, 2009	96	90	80	73	53	91	87	80	75	71	84	47	7	0	0	157	157	157	49	0
May 25, 2010	93	83	65	59	35	89	82	71	63	56	81	42	2	0	0	168	168	168	23	0
May 25, 2011	90	75	49	45	24	88	77	60	49	42	79	36	0	0	0	179	179	163	13	0
May 25, 2012	87	65	33	32	16	86	71	49	37	28	76	32	0	0	0	191	191	152	13	0
May 25, 2013	84	57	20	22	11	84	65	40	27	19	72	27	0	0	0	204	204	143	13	0
May 25, 2014	81	48	9	15	8	81	59	32	20	13	69	23	0	0	0	218	218	136	13	0
May 25, 2015	78	41	0	10	5	79	54	26	15	9	65	19	0	0	0	232	232	129	13	0
May 25, 2016	74	34	0	6	3	76	49	21	11	6	62	15	0	0	0	248	248	104	13	0
May 25, 2017	70	27	0	3	2	74	45	17	8	4	57	11	0	0	0	264	264	84	13	0
May 25, 2018	65	20	0	1	2	71	40	14	6	3	53	7	0	0	0	282	282	67	13	0
May 25, 2019	61	14	0	0	1	68	36	11	4	2	48	3	0	0	0	301	301	54	11	0
May 25, 2020	56	8	0	0	1	64	32	9	3	1	43	0	0	0	0	321	306	43	8	0
May 25, 2021	50	3	0	0	0	61	29	7	2	1	38	0	0	0	0	343	283	34	6	0
May 25, 2022	45	0	0	0	0	57	25	5	2	1	32	0	0	0	0	366	256	26	4	0
May 25, 2023	38	0	0	0	0	53	22	4	1	0	26	0	0	0	0	390	223	20	3	0
May 25, 2024	32	0	0	0	0	48	19	3	1	0	19	0	0	0	0	416	192	15	2	0
May 25, 2025	25	0	0	0	0	43	16	2	1	0	12	0	0	0	0	444	162	12	1	0
May 25, 2026	17	0	0	0	0	38	13	2	0	0	4	0	0	0	0	474	135	9	1	0
May 25, 2027	9	0	0	0	0	33	11	1	0	0	0	0	0	0	0	458	108	6	1	0
May 25, 2028	0	0	0	0	0	27	8	1	0	0	0	0	0	0	0	395	83	4	0	0
May 25, 2029	0	0	0	0	0	20	6	1	0	0	0	0	0	0	0	302	60	3	0	0
May 25, 2030	0	0	0	0	0	14	4	0	0	0	0	0	0	0	0	202	38	1	0	0
May 25, 2031	0	0	0	0	0	6	2	0	0	0	0	0	0	0	0	95	17	1	0	0
May 25, 2032	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weighted Average Life (yrs)	18.02	12.11	8.98	9.04	7.96	19.78	14.79	10.79	9.44	8.74	15.26	7.61	3.59	2.72	2.34	27.51	23.47	15.48	7.83	5.00

Decrement Table for C02S7A
Outstanding Balance as a Percentage of Face Amount

No default scenario exists

	1A2						1A3					
	PSA Prepayment Assumption						PSA Prepayment Assumption					
Date	0%	100%	200%	300%	400%	500%	0%	100%	200%	300%	400%	500%
May 30, 2002	100	100	100	100	100	100	100	100	100	100	100	100
May 25, 2003	98	96	93	91	89	86	107	107	107	107	107	107
May 25, 2004	96	88	81	73	66	59	114	114	114	114	114	114
May 25, 2005	94	79	65	52	40	29	121	121	121	121	121	121
May 25, 2006	91	70	51	34	20	8	130	130	130	130	130	130
May 25, 2007	89	61	38	19	4	0	138	138	138	138	138	55
May 25, 2008	86	54	29	10	0	0	148	148	148	148	101	0
May 25, 2009	84	47	21	3	0	0	157	157	157	157	49	0
May 25, 2010	81	42	15	0	0	0	168	168	168	149	23	0
May 25, 2011	79	36	11	0	0	0	179	179	179	130	13	0
May 25, 2012	76	32	7	0	0	0	191	191	191	125	13	0
May 25, 2013	72	27	4	0	0	0	204	204	204	121	13	0
May 25, 2014	69	23	1	0	0	0	218	218	218	118	13	0
May 25, 2015	65	19	0	0	0	0	232	232	208	103	13	0
May 25, 2016	62	15	0	0	0	0	248	248	193	82	13	0
May 25, 2017	57	11	0	0	0	0	264	264	177	65	13	0
May 25, 2018	53	7	0	0	0	0	282	282	150	51	13	0
May 25, 2019	48	3	0	0	0	0	301	301	126	40	11	0
May 25, 2020	43	0	0	0	0	0	321	306	105	31	8	0
May 25, 2021	38	0	0	0	0	0	343	283	88	24	6	0
May 25, 2022	32	0	0	0	0	0	366	256	72	18	4	0
May 25, 2023	26	0	0	0	0	0	390	223	59	14	3	0
May 25, 2024	19	0	0	0	0	0	416	192	47	11	2	0
May 25, 2025	12	0	0	0	0	0	444	162	38	8	1	0
May 25, 2026	4	0	0	0	0	0	474	135	29	6	1	0
May 25, 2027	0	0	0	0	0	0	458	108	22	4	1	0
May 25, 2028	0	0	0	0	0	0	395	83	16	3	0	0
May 25, 2029	0	0	0	0	0	0	302	60	11	2	0	0
May 25, 2030	0	0	0	0	0	0	202	38	6	1	0	0
May 25, 2031	0	0	0	0	0	0	95	17	3	0	0	0
May 25, 2032	0	0	0	0	0	0	0	0	0	0	0	0
Weighted Average Life (yrs)	15.26	7.61	4.68	3.35	2.72	2.34	27.51	23.47	18.63	14.31	7.83	5.00

March 26, 2002 10:32AM
Settlement: May 30, 2002

Decrement Table for TEMPML24
Outstanding Balance as a Percentage of Face Amount

Merrill Lynch & Company
First Payment: June 25, 2002

No default scenario exists

Date	2A2 PSA Prepayment Assumption					2A3 PSA Prepayment Assumption					2A1 PSA Prepayment Assumption					B PSA Prepayment Assumption				
	0%	100%	300%	400%	500%	0%	100%	300%	400%	500%	0%	100%	300%	400%	500%	0%	100%	300%	400%	500%
May 30, 2002	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100
May 25, 2003	94	92	88	86	84	100	100	100	100	100	100	100	100	100	100	96	96	96	96	96
May 25, 2004	88	81	68	61	55	100	100	100	100	100	100	100	100	100	100	92	92	92	92	92
May 25, 2005	82	68	44	33	23	100	100	100	100	100	100	100	100	100	100	87	87	87	87	87
May 25, 2006	75	56	24	12	1	100	100	100	100	100	100	100	100	100	100	82	82	82	82	82
May 25, 2007	67	44	9	0	0	100	100	100	79	24	100	100	100	100	100	77	77	77	77	77
May 25, 2008	61	35	0	0	0	100	100	98	36	0	93	91	87	85	76	71	70	67	65	64
May 25, 2009	54	27	0	0	0	100	100	63	11	0	85	81	74	70	47	65	62	56	54	51
May 25, 2010	47	19	0	0	0	100	100	40	1	0	76	70	59	53	29	58	54	45	41	37
May 25, 2011	39	13	0	0	0	100	100	27	0	0	67	59	44	36	17	51	45	34	29	24
May 25, 2012	31	7	0	0	0	100	100	19	0	0	58	48	31	23	10	44	36	24	19	15
May 25, 2013	22	1	0	0	0	100	100	13	0	0	47	37	21	15	6	36	28	16	12	8
May 25, 2014	13	0	0	0	0	100	76	8	0	0	36	27	13	9	3	28	20	10	7	5
May 25, 2015	3	0	0	0	0	100	48	4	0	0	25	17	7	4	2	19	13	6	4	2
May 25, 2016	0	0	0	0	0	56	22	2	0	0	12	8	3	2	1	9	6	2	1	1
May 25, 2017	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weighted Average Life (yrs)	7.28	4.95	2.85	2.43	2.15	14.13	13.00	8.25	5.84	4.71	10.52	9.89	8.91	8.48	7.43	8.68	8.20	7.45	7.15	6.90